787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

September 21, 2012

VIA EDGAR

Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Funds

Post-Effective Amendment No. 48 to the Registration Statement Filed on July 26, 2012

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the Staff provided in a telephone conversation with the undersigned on September 7, 2012.  The Amendment contains the prospectus and Statement of Additional Information for each of the Aberdeen Diversified Income Fund, the Aberdeen Dynamic Allocation Fund and the Aberdeen Diversified Alternatives Fund (collectively, the “Funds” and each, a “Fund”), each a series of the Registrant.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                                  Given the name of the Aberdeen Diversified Income Fund, please change the investment objective of the Fund so that the primary investment objective is “current income.”  The Fund may include “capital appreciation” as a secondary investment objective.  In addition, if “total return” remains in the investment objective, please define “total return.”

Response:                                                                The Registrant respectfully declines to take the comment to change the Fund’s investment objective, as Rule 35d-1 does not apply to use of the term “income” in a fund name.  In fact, in the Frequently Asked Questions about Rule 35d-1 (“Rule 35d-1 FAQ”) on the Securities and Exchange Commission’s website, the staff of the Division of Investment Management (the “Staff”) stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an

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investment objective or strategy rather than a type of investment.”  The term “income” in the Fund’s name is intended to suggest a particular investment strategy, not a particular type of investment.  The “Principal Strategies” section states that “[t]he Fund intends to allocate and reallocate its assets among a range of asset classes in a flexible and dynamic way to capture income from a number of fixed income, equity and other sources.”  In addition, the Fund’s investment objective is “total return,” of which “current income” is an element.  Further, the Staff also stated in the Rule 35d-1 FAQ that “[w]hen used by itself, the term ‘income’ in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.”  As disclosed in the prospectus, the Fund’s investment objective includes an “emphasis on current income.”

With respect to the use of the term “total return” in the investment objective, the Registrant has added a statement of the investment objective of each Fund at the beginning of the section entitled “Fund Details — Additional Information about the Funds,” and following such statement has disclosed that “total return includes all aspects of return, including current income, interest and share price appreciation/depreciation.”

Comment No. 2:                                  The investment objective of each of the Aberdeen Dynamic Allocation Fund and the Aberdeen Diversified Alternatives Fund is to seek total return.  Please define “total return” in the Prospectus.

Response:                                                                See the second paragraph of the response to Comment No. 1.

Comment No. 3:                                  In the fee table for each Fund, please disclose the maximum deferred sales charge for Class A shares.

Response:                                                                The Registrant respectfully declines to take this comment, but has added a footnote to the fee table explaining the circumstances under which a deferred sales charge will be charged to Class A shares and the amount of such charge.

Comment No. 4:                                  In the fee table for each Fund, please include the $20 service fee for receiving redemption proceeds via bank wire.

Response:                                                                The Registrant respectfully declines to take this comment, as the $20 service fee only applies to certain shareholders in certain circumstances and is fully disclosed in the “How to Exchange or Sell Shares” section.

Comment No. 5:                                  Please file the expense limitation agreement for each Fund as an exhibit to the next filing for the Fund.

Response:                                                                The Registrant will file an amended Exhibit A to the expense limitation agreement reflecting the addition of the Funds to the agreement with its next filing relating to the Funds.

Comment No. 6:                                  Please delete the second sentence of the paragraph under the “Portfolio Turnover” section for each Fund, as it is neither permitted nor required by Form N-1A.

Response:                                                                The above-referenced sentence has been deleted.

Comment No. 7:                                  The disclosure in the “Principal Strategies” section for each Fund states that the Fund may invest through Underlying Funds in issuers without regard to credit quality.  Please reference “junk bonds” or “high yield bonds” in such disclosure.

Response:                                                                The requested disclosure has been added.

Comment No. 8:                                  The Alternative Strategies Risk factor for the Aberdeen Diversified Income Fund indicates that the Fund may invest in Underlying Funds that pursue alternative strategies like “managed futures.”  If the Underlying Funds for the Aberdeen Diversified Income Fund pursue managed futures strategies, please disclose this fact in the “Principal Strategies” section for the Fund.  If not, please delete the reference to “managed futures” from the Alternative Strategies Risk factor.

Response:                                                                The Registrant has added disclosure to the “Principal Strategies” section regarding the use of managed futures strategies by Underlying Funds.

Comment No. 9:                                  Since “Derivatives Risk” is listed as a principal risk for each Fund, please disclose the use of derivatives by Underlying Funds in the “Principal Strategies” sections.

Response:                                                                The requested disclosure has been added.

Comment No. 10:                            Please change the benchmark index of the Aberdeen Diversified Alternatives Fund, as the Citi 3-Month Treasury Bill Index is not an appropriate benchmark for the Fund.

Response:                                                                The Registrant believes that the current benchmark is appropriate for the Fund.  In support of this, the Registrant notes that the Citi 3-Month Treasury Bill Index is the second most commonly used benchmark in the Morningstar Multialternative category, which is the category in which the Fund believes it will be included.

Comment No. 11:                            Please disclose how much notice the Fund will provide relating to a change in a Fund’s investment objective.

Response:                                                                The Registrant has not added disclosure regarding the notice period to be given in the event of a change in a Fund’s investment objective, as a Fund’s ability to change its investment objective without shareholder approval is not subject to any specific notice requirement.

Comment No. 12:                            Each Fund’s fundamental investment restriction relating to concentration states that, among others, “natural gas distribution, natural gas pipeline [and] combined electric and natural gas,” and “captive borrowing conduit, equipment finance, premium finance, leasing finance, consumer finance and other finance” are considered separate industries for purposes of the restriction.  Please explain why each of the above groups is not part of a single industry (e.g., natural gas or finance).

Response:                                                                Each Fund’s fundamental investment restriction relating to concentration is consistent with that of other existing Aberdeen Funds, whose fundamental restrictions cannot be changed without shareholder approval.  All of the Aberdeen Funds, including the Funds, rely on a third party industry classification system (e.g., GICS or Barclays Live) for industry concentration tests, notwithstanding the statement defining separate industries contained in the fundamental restriction.

Comment No. 13:                            Please delete the last clause of the fundamental investment restrictions relating to concentration regarding commercial mortgages and residential mortgages.  Such clause is not necessary given each Fund’s non-fundamental policy relating to concentration.

Response:                                                                The above-referenced disclosure has been deleted.

Comment No. 14:                            Please add disclosure following the fundamental investment restrictions stating that each Fund will look through the Underlying Funds for concentration purposes.

Response:                                                                The Funds do not, and are not required to look through to the Underlying Fund’s assets for concentration purposes.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                 Lucia Sitar, Aberdeen Asset Management Inc.

Joseph Andolina, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP